UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DGSE Companies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

395304 10 8

(CUSIP Number)

Stanford International Bank Ltd.

No. 11 Pavilion Drive, St. John’s

Antigua, West Indies

Attention: P. Mauricio Alvarado, Esq.

Telephone No.: (713) 964-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.  ☐

Note:  Schedules filed in paper formal shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23323G106	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

Stanford International Bank Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒*
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Antigua and Barbuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

3,390,727 shares of Common Stock (including 854,317 shares underlying exercisable warrants)*
9 SOLE DISPOSITIVE POWER

3,390,727 shares of Common Stock (including 854,317 shares underlying exercisable warrants)*
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,390,727 shares of Common Stock (including 854,317 shares underlying exercisable warrants)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.4% of Common Stock
14	TYPE OF REPORTING PERSON

CO

*	Pursuant to the corporate governance agreement described herein, the reporting persons may be considered a member of a “group” with Dr. L.S. Smith (“Dr. Smith”) for purposes of this Schedule 13D. The reporting person expressly disclaims beneficial ownership of the 3,384,665 shares of common stock of the issuer held by Dr. Smith.

CUSIP No. 23323G106	SCHEDULE 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

R. Allen Stanford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒*
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A and Antigua

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

3,390,727 shares of Common Stock (including 854,317 shares underlying exercisable warrants)*
9 SOLE DISPOSITIVE POWER

3,390,727 shares of Common Stock (including 854,317 shares underlying exercisable warrants)*
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,390,727 shares of Common Stock (including 854,317 shares underlying exercisable warrants)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.4% of Common Stock
14	TYPE OF REPORTING PERSON

IN

*	Pursuant to the corporate governance agreement described herein, the reporting persons may be considered a member of a “group” with Dr. L.S. Smith (“Dr. Smith”) for purposes of this Schedule 13D. The reporting person expressly disclaims beneficial ownership of the 3,384,665 shares of common stock of the issuer held by Dr. Smith.

Page 4 of 8 Pages

Item 1.	Security and Issuer

This statement relates to the Common Stock, $.01 par value per share, of DGSE Companies, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2817 Forest Lane, Dallas, Texas 75234.

Item 2.	Identity and Background

(a) - (c) This statement is being filed jointly by Stanford International Bank Ltd. (“SIBL”), a company organized under the laws of Antigua and Barbuda and R. Allen Stanford, a citizen of the United States and Antigua (“Stanford”). The business address of SIBL is No. 11 Pavilion Drive, St. John’s, Antigua, West Indies. The business address of Stanford is 5050 Westheimer Road, Houston, Texas 77056. Stanford is a director and, indirectly, the principal shareholder of SIBL. SIBL’s principal business is to provide banking and lending services.

(d) - (e) During the last five (5) years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On May 30, 2007, the Issuer acquired all of the outstanding shares of Superior Galleries, Inc., a Delaware corporation (“Superior”), pursuant to an Amended and Restated Agreement and Plan of Merger and Reorganization, dated January 6, 2007, by and among the Issuer, DGSE Merger Corp., a Delaware corporation (“Merger Sub”), Superior and SIBL, as stockholder agent (the “Merger Agreement”). As a result of the consummation of the transactions contemplated by the Merger Agreement, the Reporting Persons exchanged 9,287,477 shares of the common stock of Superior into 2,536,410 shares of the Common Stock of the Issuer. In addition, in connection with the transactions contemplated by the Merger Agreement, the Issuer granted SIBL warrants to purchase 854,317 shares of the Common Stock of the Issuer.

In connection with the transactions contemplated by the Merger Agreement, the Issuer, SIBL and Dr. L.S. Smith (“Dr. Smith”) entered into a corporate governance agreement. By virtue of the execution of the corporate governance agreement, the Reporting Persons and Dr. Smith may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. The Reporting Persons expressly disclaims beneficial ownership of any shares held by Dr. Smith.

A copy of the Merger Agreement is attached hereto as Exhibit 1, and is incorporated herein by reference. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the agreement.

Page 5 of 8 Pages

Item 4.	Purpose of Transaction

The Reporting Persons purpose in acquiring the shares of Common Stock reported in Item 5(a) hereof is for investment purposes. Except as set forth in this Item 4 and Item 6, none of the Reporting Persons has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.	Interest in Securities of the Issuer

(a) As of the date of this Report, the Reporting Persons beneficially own, or have the right to acquire within 90 days of the date hereof, 3,390,727 shares of Common Stock. This includes currently exercisable warrants to purchase (i) 422,817 shares of Common Stock with an exercise price of $1.89 per share and (ii) 431,500 shares of Common Stock with an exercise price of $.001 per share. The Reporting Persons are deemed to beneficially own 39.4% of the Issuer’s issued and outstanding Common Stock. SIBL directly beneficially owns all the shares of Common Stock to which this Schedule 13D relates. Stanford, indirectly, is the principal shareholder of SIBL and as such could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by SIBL.

By virtue of the corporate governance agreement described in Item 6 below, the Reporting Persons may be deemed to have become a member of a group with Dr. Smith for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934. The Reporting Persons disclaim beneficial ownership of all securities owned beneficially and directly by Dr. Smith, and this report should not be deemed to be an admission that the Reporting Persons are the beneficial owner of such shares of Common Stock. Dr. Smith reports separately on Schedule 13D.

The foregoing calculations of percentage ownership are based on 8,616,003 shares of common stock outstanding, as reported on the Issuer’s registration statement on Form S-3 filed May 31, 2007.

(b) The Reporting Persons have shared voting and sole dispositive power with respect to 3,390,727 shares (including 854,317 shares underlying exercisable warrants) of Common Stock. The Reporting Persons share voting power with respect to these securities by virtue of the corporate governance agreement described in Item 6 below. Dr. Smith is a citizen of the United States and the chairman and chief executive officer of the Issuer. The business address of Dr. Smith is 2817 Forest Lane, Dallas, Texas 75234. To the knowledge of the Reporting Persons, during the last five (5) years, Dr. Smith has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Page 6 of 8 Pages

The Reporting Persons disclaim beneficial ownership of the 3,384,665 shares of Common Stock held by Dr. Smith.

(c) The Reporting Persons only transaction in shares of Common Stock during the past 60 days was the consummation of the transactions contemplated by the Merger Agreement.

(d) The Reporting Persons confirm that, except as described herein, neither Reporting Person is aware of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of common stock of the Issuer beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the consummation of the Merger Agreement, the Issuer, SIBL and Dr. Smith entered into a corporate governance agreement. SIBL and Dr. Smith are the two largest post-merger stockholders of the Issuer. Dr. Smith is the chairman and chief executive officer of the Issuer. Pursuant to the corporate governance agreement, for so long as SIBL and its affiliates beneficially own at least 15% of the outstanding shares of Common Stock, SIBL will have the right to nominate two “independent directors” (as defined in the corporate governance agreement) to the Issuer’s board and for so long as Dr. Smith and his affiliates and immediate family beneficially own at least 10% of the outstanding shares of Common Stock, Dr. Smith will have the right to nominate two independent directors to the Issuer’s board. In addition, for so long as Dr. Smith is the Issuer’s executive officer, he will have the right to be nominated to the Issuer’s board and for so long as William H. Oyster is an executive officer of the Issuer, he will have the right to be nominated to the Issuer’s board. In addition, SIBL has agreed that so long as it or any of its affiliates beneficially owns any shares of common stock of the Issuer, it will vote and cause its affiliates to vote all those shares in favor of Dr. Smith, as long as he is an executive officer of the Issuer and nominated to be elected as a director, and Mr. Oyster, as long as he is an executive officer of the Issuer and nominated to be elected as a director, being elected as directors of the Issuer.

A copy of the corporate governance agreement is attached hereto as Exhibit 2, and is incorporated herein by reference. The foregoing description of the corporate governance agreement is qualified in its entirety by reference to the full text of the agreement.

There are no other contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer to which the reporting person is a party or is subject.

Item 7.	Materials to be filed as Exhibits

(1) Amended and Restated Agreement and Plan of Merger and Reorganization, made and entered into as of January 6, 2007, by and among the Issuer, Merger Sub, Superior and SIBL, as stockholder agent (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by DGSE Companies, Inc. on January 9, 2007).

Page 7 of 8 Pages

(2) Corporate Governance Agreement, dated as of May 30, 2007, by and between Dr. L.S. Smith and SIBL (incorporated by reference to Exhibit 2.8 to the Form 8-K filed by DGSE Companies, Inc. on January 9, 2007).

(3) Joint Filing Agreement by and between SIBL and Stanford.

(4) Power of Attorney

Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STANFORD INTERNATIONAL BANK LTD.

Dated: June 7, 2007	/s/ James M. Davis
Name: James M. Davis
Title: Chief Financial Officer

Dated: June 7, 2007	/s/ R. Allen Stanford
R. Allen Stanford

EXHIBIT 3

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Schedule 13D with respect to the Common Stock of DGSE Companies, Inc., a Nevada corporation, and any further amendments thereto. This Joint Filing Agreement is being filed as an exhibit to the Statement on Schedule 13D.

Date: June 7, 2007

/s/ R. Allen Stanford
R. Allen Stanford

STANFORD INTERNATIONAL BANK LTD.

/s/ James M. Davis
Name: James M. Davis
Title: Chief Financial Officer

EXHIBIT 4

POWER OF ATTORNEY

Know all by these presents that the undersigned hereby constitutes and appoints James M. Davis the undersigned’s true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned, in the undersigned’s capacity as beneficial owner of shares of common stock of DGSE Companies, Inc. (the “Company”), a Schedule 13D or any amendment thereto pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules thereunder;

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D or amendment thereto and timely file such Schedule with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned’s responsibilities to comply with Section 13(d) of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedule 13D and amendments thereto with respect to the undersigned’s holdings of and transactions in securities of the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 7 day of June, 2007.

/s/ R. Allen Stanford
R. Allen Stanford